October 15, 2012

John Reynolds, Assistant Director
John Coleman, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Fax: 202-772-9368

RE:	Staff letter dated October 1, 2012 File No. 002-69494 Form 10-K for Fiscal Year Ended December 31, 2011 Filed April 16, 2012 Response Filed September 28, 2012

This letter is to request an additional ten business days to file our response and any needed amendments in response to the Staff letter dated October 1, 2012 (the “Letter”).  The status of each response is set forth below is identified by the specific comment numbers contained in the letters.

Comment No. 1:  We are in the process of finalizing with our independent audit firm.  We were unable to finalize due to our CEO’s travel outside of the country to tend to Company matters.

Sincerely,

/s/ Jan E. Dulman

Jan Dulman
Chief Financial Officer

cc:  Van Krikorian
       John E. Schmeltzer, III, Patterson, Belknap, Webb & Tyler

Global Gold Corporation     •     555 Theodore Fremd Avenue     •     Rye, NY 10580
Phone: 914.925.0020     •     Fax: 914.925.8860
www.globalgoldcorp.com